Mail Stop 3561

April 30, 2008

Ralph Izzo
Chief Executive Officer
Public Service Enterprise Group Incorporated
80 Park Plaza, P.O. Box 1171
Newark, NJ 07101-1171

      Re: **Public Service Enterprise Group Incorporated, PSEG Power LLC and**
              Public Service Electric and Gas Company
              Form 10-K for the Fiscal Year ended December 31, 2007
              Filed February 28, 2008
              Form 8-K for the period ended April 15, 2008
              Filed April 16, 2008
              File No. 001-09120

Dear Mr. Izzo:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions.. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Ralph Izzo
Public Service Enterprise Group Incorporated, PSEG Power LLC and Public Service Electric
and Gas Company
April 30, 2008

Item 9A. Controls and Procedures, page 176

1. You state that you "have established and maintain disclosure controls and procedures to ensure that information required to be disclosed is recorded, processed, summarized and reported and is accumulated and communicated to [your] Chief Executive Officer and Chief Financial Officer of each company by others within those entities." In future filings, please revise your disclosure to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please revise to state, if true, whether the same officers concluded the controls and procedures were also effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Additionally, please confirm to us that your conclusions regarding effectiveness would not change had these statements been included in this filing.

2. We note your conclusion that "the disclosure controls and procedures were effective in providing such reasonable assurance during the period covered in these annual reports." In future filings, please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures are effective *at that reasonable assurance level*. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at www.sec.gov. Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such statements been included in this filing.

3. Please revise to disclose your conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report rather than "during the period covered in these annual reports." Refer to Item 307 of Regulation S-K.

Note 1. Organization and Summary of Significant Accounting Policies, page 104

4. As applicable, please include Energy Holdings in your discussion of each significant accounting policy. Otherwise, explain to us why such disclosure is unnecessary.

Ralph Izzo
Public Service Enterprise Group Incorporated, PSEG Power LLC and Public Service Electric
and Gas Company
April 30, 2008

Note 10. Schedule of Consolidated Debt, page 126

5. Please disclose the restrictive covenants applicable to each of your credit agreements. Refer to paragraphs 18 and 19 of SFAS 5. Also, in light of the various financial covenants contained in PSEG Power LLC's and Public Service Electric and Gas

   Company's credit facilities that you discuss on page 68, please explain to us in detail how you concluded you are not required to provide Schedule I. Refer to Rules 5-04 and 12-04 of Regulation S-X. Additionally, tell us your consideration of the applicability of the footnote disclosure requirements in Rule 4-08(e)(3) of Regulation S-X.

Note 12. Commitments and Contingent Liabilities, page 133

Energy Holdings, page 143

Leveraged Lease Investments, page 143

6. Reference is made to your disclosure on page 37 that $781 million of your deferred tax liabilities would become currently payable if the IRS' disallowance of tax benefits associated with your lease transactions was sustained. Please explain to us why such amount differs from the amount disclosed in this footnote.

Note 16. Pension, OPEB and Savings Plans, page 155

7. Please explain to us and disclose how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

*   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Ralph Izzo
Public Service Enterprise Group Incorporated, PSEG Power LLC and Public Service Electric
and Gas Company
April 30, 2008

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the
Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

You may contact Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 or
Robyn Manuel, Senior Accountant, at (202) 551-3823, if you have questions regarding
comments on the financial statements and related matters. Please contact Indira Lall, Staff
Attorney, at (202) 551-3582 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director